Exhibit 99.2

USA Rare Earth, Inc. (“USAR,” “we,” “our,” and “us”) is providing the additional information below for the purpose of supplementing disclosures contained in USAR’s filings with the Securities and Exchange Commission (the “SEC”). Unless otherwise noted or the context otherwise requires:

●	references to the “merger” refer to merger of SVRE Holdings Ltd. (“SVRE”) with and into Middlebury Merger Sub Ltd. (“Merger Sub”), an indirect, wholly owned subsidiary of USAR, with Merger Sub continuing as the surviving company and an indirect, wholly owned subsidiary of USAR, pursuant to the Agreement and Plan of Merger, dated as of April 19, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among USAR, Merger Sub, SVRE and Serra Verde Rare Earths Ltd., as Shareholder Representative; and

●	references to the “Parent Loan Agreement” refer to (i) a direct funding agreement (the “Direct Funding Agreement”) among USAR, certain subsidiaries of USAR, as guarantors, and the U.S. Department of Commerce (the “DOC”) entered into on June 3, 2026, providing for direct funding awards with a maximum award amount of $277.0 million, and (ii) a loan guarantee agreement (the “Loan Guarantee Agreement”) entered into on June 3, 2026 among USAR, certain subsidiaries of USAR, as guarantors, and the DOC, pursuant to which the DOC has agreed to guarantee USAR’s repayment of advances in an aggregate principal amount of up to $1.3 billion made by the Federal Financing Bank pursuant to a note purchase agreement to be entered into among USAR, the Federal Financing Bank and the Secretary of Commerce.

The issuance of shares of Common Stock in the merger and other contemplated issuances will dilute the voting power of existing USAR stockholders and their percentage interest in any future earnings of USAR.

In connection with the merger, USAR will issue 126,849,307 shares of USAR’s common stock, par value $0.0001 per share (“Common Stock”) to the former SVRE securityholders as aggregate stock merger consideration.

As a result, the issuance of shares of Common Stock in the merger will significantly reduce the relative voting power of existing USAR stockholders and dilute their percentage interest in any future earnings, dividends or other distributions of USAR. The actual extent of any such dilution will depend on a number of factors, including the number of shares of Common Stock outstanding at the effective time of the merger, the future operating results of USAR and the combined company, and the timing and amount of any future issuances of Common Stock or other equity securities by USAR.

The impact of dilution to USAR’s shareholders will also be impacted by other transactions that are currently pending or that have been consummated since the date of the Merger Agreement, including (1) USAR’s agreement to issue 3,823,328 shares of Common Stock as merger consideration in connection with the proposed acquisition of Texas Mineral Resources Corp. (“TMRC”) (the “TMRC Transaction”), (2) the issuance of 16,132,790 shares of Common Stock and a warrant to purchase 17,600,584 shares of Common Stock (at an exercise price of $17.17 per share) to the U.S. Department of Commerce on June 3, 2026 in connection with the Parent Loan Agreement, (3) our commitment to issue approximately $13.5 million of Common Stock (or pay cash) to Carester SAS (“Carester”) in connection with the proposed transaction with Carester (the “Carester Transaction”), and (4) the issuance of an aggregate of 10,100,000 shares of Common Stock as earnout shares (the “Earnout Shares”) upon the achievement of the applicable market-price conditions (5,050,000 shares issued on April 15, 2026 and 5,050,000 shares issued on May 15, 2026).

The following table quantifies, on a disaggregated basis, the potential dilutive effect of these transactions and material agreements. Dilutive effect percentages are calculated based on 228,525,623 shares of Common Stock outstanding as of June 9, 2026.

Transaction	Shares of Common Stock Issuable	% of Fully- Diluted Shares
Shares of Common Prior to Issuances Noted Below(1)	223,288,847	54.3%
The Merger	126,849,307	30.9%
U.S. Department of Commerce – Warrant(2)	17,600,584	4.3%
U.S. Department of Commerce – Direct Funding Agreement(3)	16,132,790	3.9%
Shares Reserved Under USAR Equity Incentive Plan for Future Grants	12,407,921	3.0%
Earnout Shares(4)	10,100,000	2.5%
TMRC Transaction	3,823,328	0.9%
Carester Transaction(5)	646,020	0.2%
Total Fully-Diluted Shares	410,848,797	100%

(1)	Includes shares of Common Stock outstanding and shares issuable upon the exercise or conversion of outstanding equity instruments as of June 9, 2026, except for (1) the shares underlying the warrant issued to the U.S. Department of Commerce on June 3, 2026, (2) the shares of Common Stock issued to the U.S. Department of Commerce on June 3, 2026, (3) the Earnout Shares issued on April 15, 2026 and May 16, 2026, or (4) shares reserved under USAR’s equity incentive plan for future grants, which are included as separate line items.
(2)	Assumes full exercise at an exercise price of $17.17.
(3)	Issued June 3, 2026.
(4)	Consists of 5,050,000 shares issued on April 15, 2026 and 5,050,000 shares issued May 15, 2026.
(5)	Number of shares estimated based on the dollar amount of the share consideration to be issued in the transaction (approximately $13.5 million based on the EUR to USD exchange rate on June 9, 2026), divided by the closing price of the Common Stock on such date.

Mining Disclosure; Subpart 1300 of Regulation S-K

As of December 31, 2025, SVRE designated the Pela Ema mine in Brazil as a development stage property and capitalized mine development costs on the basis that a final feasibility study had been completed and mineral reserves had been disclosed. The reserve estimates referenced in SVRE’s financial statements included as Exhibit 99.3 in USAR’s Current Report on Form 8-K filed with the SEC on May 13, 2026 were as of February 2015 and an initial report was prepared by RPA Inc., dated April 2, 2015, in accordance with CIM standards. RPA Inc. was an independent mining consulting firm at the time. Reserve estimates were updated (i) as of December 31, 2021 in a report prepared by SRK Consulting (UK) Limited in compliance with Subpart 1300 of Regulation S-K, and (ii) as of June 30, 2023 in a report prepared by SRK Consulting (UK) Limited in compliance with JORC Code.

SRK is an associate company of the international group holding company SRK Consulting (Global) Limited, an independent engineering consultancy. These estimates were prepared before USAR entered into the Merger Agreement to acquire an interest in the property containing the deposit. A qualified person has not done sufficient work to classify these estimates as current estimates of mineral resources or mineral reserves, and USAR is not treating the estimates referenced in SVRE’s financial statements as current estimates of mineral resources, mineral reserves, or exploration results.

Upon completion of the merger, USAR expects to designate the Pela Ema mine as a development stage property and to continue capitalization of related costs as mine development costs on this basis. USAR expects to report proven and probable mineral reserves for the Pela Ema mine and to file a technical report summary that conforms to the requirements of Item 601(b)(96) and Subpart 1300 of Regulation S-K in connection with its first Annual Report on Form 10-K following the closing of the merger.

See Note 6, “Property and Equipment, net,” in the notes to SVRE’s financial statements included as Exhibit 99.3 in USAR’s Current Report on Form 8-K filed with the SEC on May 13, 2026 for further information.